Mercedes-Benz Auto Lease Trust 2018-B
Investor Report

Collection Period Ended   31-Dec-2020

Amounts in USD

Dates

Collection Period No.	26				
Collection Period (from... to)	1-Dec-2020	31-Dec-2020			
Determination Date	13-Jan-2021				
Record Date	14-Jan-2021				
Payment Date	15-Jan-2021				
Interest Period of the Class A-1 Notes (from... to)	15-Dec-2020	15-Jan-2021	Actual/360 Days	31	
Interest Period of the Class A-2, A-3 and A-4 Notes (from... 1/15/2021	15-Dec-2020	15-Jan-2021	30/360 Days	30	

Summary

	Initial Balance	Beginning Balance	Ending Balance	Principal Payment	Principal per $1000 Face Amount	Note Factor
Class A-1 Notes	234,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-2 Notes	345,000,000.00	0.00	0.00	0.00	0.000000	0.000000
Class A-3 Notes	365,000,000.00	68,891,635.92	32,151,076.84	36,740,559.08	100.659066	0.088085
Class A-4 Notes	90,020,000.00	90,020,000.00	90,020,000.00	0.00	0.000000	1.000000
Total Note Balance	**1,034,020,000.00**	**158,911,635.92**	**122,171,076.84**	**36,740,559.08**		
Overcollateralization	168,334,911.01	183,359,123.93	183,359,123.93			
Total Securitization Value	**1,202,354,911.01**	**342,270,759.85**	**305,530,200.77**			
present value of lease payments	468,134,652.21	45,068,471.01	37,027,982.45			
present value of Base Residual Value	734,220,258.80	297,202,288.84	268,502,218.32			

	Amount	Percentage
Initial Overcollateralization Amount	168,334,911.01	14.00%
Target Overcollateralization Amount	183,359,123.93	15.25%
Current Overcollateralization Amount	183,359,123.93	15.25%

	Interest Rate	Interest Payment	Interest per $1000 Face Amount	Interest & Principal Payment	Interest & Principal Payment per $1000 Face Amount
Class A-1 Notes	2.716420%	0.00	0.000000	0.00	0.000000
Class A-2 Notes	3.040000%	0.00	0.000000	0.00	0.000000
Class A-3 Notes	3.210000%	184,285.13	0.504891	36,924,844.21	101.163957
Class A-4 Notes	3.310000%	248,305.17	2.758333	248,305.17	2.758333
Total		**432,590.30**		**$37,173,149.38**	

Amounts in USD

	Initial Balance	Beginning Balance	Ending Balance
Exchange Note Balance	1,142,237,165.46	282,153,014.30	245,412,455.22

Available 2018-B Collections

Lease Payments Received	7,086,694.78
Net Sales Proceeds-early terminations (incl Defaulted Leases)	14,444,367.00
Net Sales Proceeds-scheduled terminations	23,318,561.01
Excess wear and tear included in Net Sales Proceeds	99,497.34
Excess mileage included in Net Sales Proceeds	216,459.28
Subtotal	44,849,622.79
Repurchase Payments	0.00
Advances made by the Servicer	0.00
Investment Earnings	945.69
Total Available Collections	**44,850,568.48**

Distribution on the Exchange Note

(1) Total Servicing Fee		285,225.63
Nonrecoverable Advances to the Servicer		0.00
(2) Exchange Note Interest Distributable Amount	(3.32%)	780,623.34
(3) Exchange Note Principal Distributable Amount		36,740,559.08
(4) Any amounts by which the sum payable pursuant to Section 8.03(a)(i) through (vii) of the Indenture (or, if applicable, pursuant to Section 5.04(b)(i)through (vii) of the Indenture) exceed the sum of the Exchange Note Interest Distributable Amount and the Exchange Note Principal Distributable Amount		0.00
(5) Remaining Funds Payable		7,044,160.43
Total Distribution		**44,850,568.48**

Available Funds ABS Notes

Total Exchange Note Payments	37,521,182.42
Reserve Account Draw Amount	0.00
Total Available Funds	**37,521,182.42**

Distributions ABS Notes

(1) Total Trustee Fees and any Asset Representations Reviewer fees (max. $250,000 p.a.)	0.00
(2) Interest Distributable Amount Class A Notes	432,590.30
(3) Priority Principal Distribution Amount	0.00
(4) To Reserve Fund to reach the Reserve Fund Required Amount	0.00
(5) Regular Principal Distribution Amount	36,740,559.08
(6) Additional Servicing Fee and Transition Costs	0.00
(7) Total Trustee Fees and any Asset Representations Reviewer fees [not previously paid under (1)]	0.00
(8) Excess Collections to Certificateholders	348,033.04
Total Distribution	**37,521,182.42**

Amounts in USD

Distribution Detail

	Amount Due	Amount Paid	Shortfall
Total Servicing Fee	285,225.63	285,225.63	0.00
Total Trustee Fee	0.00	0.00	0.00
Monthly Interest Distributable Amount	432,590.30	432,590.30	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	184,285.13	184,285.13	0.00
thereof on Class A-4 Notes	248,305.17	248,305.17	0.00
Interest Carryover Shortfall Amount	0.00	0.00	0.00
thereof on Class A-1 Notes	0.00	0.00	0.00
thereof on Class A-2 Notes	0.00	0.00	0.00
thereof on Class A-3 Notes	0.00	0.00	0.00
thereof on Class A-4 Notes	0.00	0.00	0.00
Interest Distributable Amount Class A Notes	432,590.30	432,590.30	0.00
Priority Principal Distribution Amount	0.00	0.00	0.00
Regular Principal Distribution Amount	36,740,559.08	36,740,559.08	0.00
Principal Distribution Amount	36,740,559.08	36,740,559.08	0.00

Amounts in USD

Reserve Fund and Investment Earnings

Reserve Fund

Reserve Fund Required Amount	3,005,887.28
Reserve Fund Amount - Beginning Balance	3,005,887.28
plus top up Reserve Fund up to the Required Amount	0.00
plus Net Investment Earnings for the Collection Period	63.65
minus Net Investment Earnings	63.65
minus Reserve Fund Draw Amount	0.00
Reserve Fund Amount - Ending Balance	3,005,887.28
Reserve Fund Deficiency	0.00

Investment Earnings

Net Investment Earnings on the Reserve Fund	63.65
Net Investment Earnings on the Exchange Note	
Collection Account	882.04
Investment Earnings for the Collection Period	945.69

Notice to Investors

Amounts in USD

Pool Statistics

Pool Data

	Amount	Number of Leases
Cutoff Date Securitization Value	1,202,354,911.01	29,542
Securitization Value beginning of Collection Period	342,270,759.85	10,831
Principal portion of lease payments	5,395,340.21	
Terminations- Early	11,295,487.30	
Terminations- Scheduled	18,608,124.56	
Repurchase Payment (excluding interest)	0.00	
Gross Losses	1,441,607.01	
Securitization Value end of Collection Period	305,530,200.77	9,751
Pool Factor	25.41%	

	As of Cutoff Date	Current
Weighted Average Securitization Rate	8.70%	8.71%
Weighted Average Remaining Term (months)	23.38	5.95
Weighted Average Seasoning (months)	14.51	33.67
Aggregate Base Residual Value	864,523,315.42	278,925,185.05
Cumulative Turn-in Ratio		88.48%
Proportion of base prepayment assumption realized life to date		32.95%
Actual lifetime prepayment speed		0.32%

Delinquency Profile

Delinquency Profile *	Amount **	Number of Leases	Percentage
Current	302,939,206.61	9,674	99.15%
31-60 Days Delinquent	1,699,197.59	51	0.56%
61-90 Days Delinquent	592,901.31	16	0.19%
91-120 Days Delinquent	298,895.26	10	0.10%
Total	305,530,200.77	9,751	100.00%

Delinquency Trigger **4.747%**

60+ Delinquency Leases to EOP Aggregate Securitization Value   0.292%

Delinquency Trigger occurred   No

*A lease is not considered delinquent if the amount past due is less than 10% of the payment due under such lease
**Based on the actual Securitization Value of the respective leases

Amounts in USD

Loss Statistics

Credit Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Defaulted Leases, Beg of Collection Period	223,330.03	6	19,268,380.94	523
Liquidation Proceeds	108,235.80		16,029,233.38	
Recoveries	132,248.65		3,163,098.11	
Principal Net Credit Loss / (Gain)	(17,154.42)		76,049.45	

Net Credit Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(0.064)%	
Prior Collection Period	0.173 %	
Second Prior Collection Period	(0.038%)	
Third Prior Collection Period	(0.202%)	
Four Month Average	(0.032)%	

Cumulative Net Credit Loss / (Gain) as % of Cutoff Date Securitization Value		0.006%
Average Net Credit Loss / (Gain)		145.41

Residual Loss	Current		Cumulative	
	Amount	Number of Leases	Amount	Number of Leases
Securitization Value of Liquidated Leases, Beg of Collection Period	31,121,888.84	1,074	586,969,213.40	19,263
Sales Proceeds and Other Payments Received	36,830,827.60		623,223,277.83	
Residual Loss / (Gain)	(5,708,938.76)		(36,254,064.43)	

Residual Loss / (Gain) as % of Average Securitization Value (annualized):

Current Collection Period	(21.151)%	
Prior Collection Period	(18.991%)	
Second Prior Collection Period	(21.547%)	
Third Prior Collection Period	(13.600%)	
Four Month Average	(18.822)%	

Cumulative Residual Loss / (Gain) as % of Cutoff Date Securitization Value		(3.015)%
Average Residual Loss / (Gain)		(1,882.06)